SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 February 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 26 February 2019 re: Additional Listing

26 February 2019

LLOYDS BANKING GROUP PLC - BLOCK LISTING OF SHARES

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 104,000,000 ordinary shares of 10p each in Lloyds Banking Group plc (the "Company"), comprising 70,000,000 shares for the Lloyds Banking Group Deferred Bonus Plan 2008, 33,000,000 for the Lloyds Banking Group Long-Term Incentive Plan 2006 and 1,000,000 shares for the Lloyds Banking Group Executive Group Ownership Plan 2016 (together the "Plans"). These shares will be allotted to trade on the London Stock Exchange and be admitted to the Official List upon allotment pursuant to the Company's obligations under the Plans. Participants in these Plans will become entitled to these shares following the vesting of share awards or the exercise of share options in accordance with the relevant Plan rules. These shares will rank equally with the existing issued ordinary shares of the Company. Admission of the shares is expected on 27 February 2019.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 26 February 2019